John R. Sult Senior Vice President, Chief Financial Officer and Controller

July 16, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      El Paso Natural Gas Company
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
File No. 001-02700

Dear Mr. Owings:

We received your letter dated June 26, 2009, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of…page 14

1.	We note your discussion of EBIT at the top of page 16 and have the following comments:

•
Based on your disclosures, you appear to define “earnings” for purposes of calculating EBIT as income from continuing operations.  Please note that EBIT is defined in our Release No. 33-8176 and in Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, and that “earnings” is intended to mean net income.  If you wish to calculate your non-GAAP measure differently than described in our adopting release, you should revise its title to clearly identify the earnings measure being used.  Please advise.

•
Your disclosures indicate that management uses EBIT as a performance measure to assess the operating results and effectiveness of you business.  In future filings, please expand your disclosure to explain in better detail the purposes for which management uses this measure to evaluate your operating performance.  For example, if this measure is used to determine employees’ bonuses or other compensation, you should disclose that.  As another example, if you use this measure solely for information purposes when comparing yourself to your competitors, you should disclose that.  Refer to Item 10(e)(i)(c) and (d) of Regulation S-K.

Response
The term EBIT that is used as a performance measure in our Management’s Discussion and Analysis (MD&A) excludes interest and income taxes and also does not exclude any other “recurring” or other items to arrive at EBIT.  In our definition of EBIT, the reference to “items that do not impact our income from continuing operations” is a reference to discontinued operations, of which there were none in the periods presented. We do not believe that our definition of EBIT, as it is being used and defined in the context of an MD&A discussion, is inconsistent with the requirements of Item 10(e) of Regulation S-K and the Commission’s adopting release regarding Non-GAAP Financial Measures.  However, in future filings for MD&A discussions, we will revise our disclosure as follows:

"We define EBIT as net income adjusted for (i) income taxes, (ii) interest and debt expense, (iii) affiliated interest income, and (iv) the impact of discontinued operations. We exclude interest and debt expense from this measure so that investors may evaluate our operating results without regard to our financing methods. EBIT may not be comparable to measurements used by other companies. Additionally EBIT…"

As discussed in our reasons for the use of EBIT on page 16 of our Form 10-K, our parent Company, El Paso Corporation, discloses EBIT as the performance measure it uses to evaluate the operating performance of its segments as required under SFAS No. 131.  We believe it is important for our investors, who in many cases are also investors in El Paso, to receive consistent analysis using a consistent measure, and accordingly we have utilized the same definition of EBIT as our parent.

Additionally, we have reviewed the disclosure requirements of Item 10(e)(i)(c) and (d) of Regulation S-K, and believe that our 2008 Form 10-K disclosures meet the requirements of that item, as follows:

•
we present net income, the most directly comparable GAAP financial measure, in a table with equal prominence, explaining that EBIT should be considered in conjunction with net income and other GAAP measures;

•	we provide a reconciliation of our EBIT to our net income; and
•
we discuss why we believe EBIT provides useful information to our investors.  In particular, we disclose that we utilize EBIT to internally measure our operating performance and also present such measure to allow investors to analyze our operating performance utilizing the same measure as our management.  We do not utilize this measure to determine the compensation of our employees.

You should also note that we have prepared our response above based on a response provided to you on a similar question received by our affiliate registrant, Colorado Interstate Gas Company, in your letter dated July 8, 2005 to which our response is dated July 26, 2005.

2.
In future filings, please reconsider expanding your disclosures related to material changes in the various elements which determine revenue and expense levels to provide your readers with better insight into the material factors that drove these changes.  For example, your analysis of reservation and other services revenues appears to indicate that these revenues increased due to higher amounts charged and increased pipeline usage, but the extent to which changes in prices versus changes in volume contributed to the total change in revenues remains unclear.  As another example, your analysis of operating and general and administrative expenses indicates that these expenses increased due to increases in maintenance and legal costs, but the extent to which each of these specific items drove the total change in operating and general and administrative expenses remains unclear.  Additionally, we believe it would be useful to your investors if you provided some indication as to whether you expect these and other trends to continue in the future.  Refer to General Instruction I(2)(a) of Form 10-K.

Response
In future filings, we will provide enhanced numerical analysis in management’s discussion and analysis as it relates to material changes in the various elements identified in the EBIT Analysis table included in our Results of Operations discussion beginning on page 16 of our Form 10-K.  To the extent trending information is relevant to items identified in our MD&A discussion, we will enhance our disclosures by adding this information.

Notes to Consolidated Financial Statements

Note 2. Income Taxes, page 30

3.
We read that your parent company El Paso Corporation files consolidated tax returns which include your taxable income.  In future filings, please disclose how you calculated the income taxes reflected in your stand-alone financial statements.  If your taxes were not calculated on the separate return basis, please explain to us in reasonable detail the allocation methodology used, and tell us how you considered the guidance in Question 3 of SAB Topic 1.B.1.

Response
In footnote 1, Summary of Significant Accounting Policies, Income Taxes beginning on page 29 of our Form 10-K, we describe in reasonable detail the calculation of income taxes reflected in our separate financial statements. We confirm that our income taxes are calculated on a separate return basis consistent with Question 3 of SAB Topic 1.B.1 and consistent with the guidance in SFAS No. 109, Paragraph 40.  In future filings, we will enhance our income tax accounting policy disclosure in footnote 1 to specifically indicate that we record income taxes at EPNG on a separate return basis.

Note 4. Regulatory Assets and Liabilities, page 32

4.
If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, consider disclosing the nature and amount of each asset and its remaining recovery period.  We believe the best practice regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period.  For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future.  Refer to the requirements of paragraph 20 of FAS 71.

Response
We provide detail on the composition of our regulatory asset and liability balances in Note 4, Regulatory Assets and Liabilities, in our 2008 Form 10-K.  Whether or not these balances are included in the rate base on which we earn a current return as well as the period over which these amounts are recoverable varies depending on the specific item disclosed.

At December 31, 2008, our regulatory assets related primarily to “taxes on capitalized funds used during construction” and “unamortized loss on reacquired debt” which comprised approximately 65% and 69% of total regulatory assets as of December 31, 2008 and 2007.  Our remaining regulatory assets were individually insignificant.  The regulatory asset recorded for the “unamortized loss on reacquired debt” was recorded pursuant to SFAS 71, paragraph 36. This amount was included in our most recent rate case settlement, and consistent with FERC guidance, is being amortized ratably over the original life of the debt issue to which it relates.  The regulatory asset recorded for “taxes on capitalized funds used during construction” was recorded in accordance with the guidance prescribed in SFAS 71, paragraph 9 and specifically outlined in SFAS 109, paragraph 252, consistent with FERC guidance, and is being amortized over the depreciable lives of the assets to which it relates.

In future filings, we will provide enhanced disclosures for our significant regulatory assets/liabilities allowing a reader to determine (i) whether or not these items are included in or deducted from the rate base on which we are allowed to earn a current return (ii) whether or not these items are included in another rate recovery mechanism, such as a fuel recovery tariff mechanism and (iii) the period over which these amounts are recoverable/refundable.

Note 5. Debt and Credit Facilities, page 33

5.	We note your discussion of restrictions and covenants under El Paso’s credit agreement and your indentures and have the following comments:

•
We note that you provide one disclosure addressing the debt covenants for both El Paso’s credit agreement and your notes and debentures.  Since it appears that you do not have any amounts outstanding under El Paso’s credit agreement, please tell us how you considered separately addressing the debt covenants for this available but unused line of credit as compared to the debt covenants for the notes and debentures under which you have amounts currently outstanding, as we believe this would provide useful information to your investors.

•
We note your discussion of the ratio of debt to EBITDA, as defined in the agreements.  In future filings, please consider quantifying not only the maximum permitted under your debt covenant, but also what the actual ratio was at the most recent year-end to provide your investors with better insight into the likelihood of defaulting under this covenant.

•
We read that the indentures governing some of your long-term debt contain cross-acceleration provisions.  Please consider specifying which notes or debentures contain these cross-acceleration provisions and which notes or debentures would be impacted by these cross-acceleration provisions to provide your investors with additional context around these provisions.

Response
In our assessment of the disclosure of restrictions and covenants under each of El Paso’s $1.5 billion credit agreement and our indentures we considered the following:

•
Our EPNG indentures do not contain financial covenants, and accordingly the most restrictive financial covenants (i.e. debt to EBITDA ratio) that could impact EPNG are those related to El Paso’s $1.5 billion credit agreement, under which we had no borrowings at December 31, 2008 and which is disclosed in footnote 5 to our 2008 Form 10-K.  The most restrictive non-financial covenants are discussed in our disclosure and are substantially similar under both EPNG’s indentures and El Paso’s $1.5 billion credit agreement.  In future filings, we will clarify our disclosure to describe that the financial covenants noted above relate to El Paso’s $1.5 billion credit agreement and that we have no financial covenants under our indentures.  As you have noted, our disclosure also provides a discussion of certain cross acceleration provisions as further discussed below.

•
In our 2008 Form 10-K, we did not disclose the actual ratio of debt-to-EBITDA under El Paso’s $1.5 billion credit facility primarily as a result of having  no borrowings outstanding under El Paso’s credit facility which contains this covenant as described above.

•
We have disclosed the existence of cross acceleration provisions in our indentures, the most restrictive of which is $25 million.  Currently, these cross-acceleration provisions only apply to our 8.625% debentures due January 15, 2022, with approximately $260 million outstanding as of December 31, 2008. Under the indenture governing these 8.625% debentures, a payment default at maturity on or acceleration of any of our indebtedness in excess of $25 million will result in an event of default and permit the acceleration of these 8.625% debentures.  In future filings, we will expand our disclosures to specify the instruments that contain these provisions as well as the instruments impacted.

Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures, page 43

6.
We note that your evaluation “as to the effectiveness, design and operation of [your] disclosure controls and procedures…considered the various processes carried out under the direction of [your] disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely.” Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response
We believe the conclusion of our President and chief financial officer on the effectiveness of our disclosure controls and procedures is consistent with guidance issued by the Commission in the Exchange Act Rules noted, Item 307 of Regulation S-K, and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-82389.htm.  Additionally, we have disclosed our conclusion consistent with our responses to previous comment letters from the SEC staff (refer to Question 3 in your letter to El Paso Corporation (our parent) dated August 30, 2007 to which they responded on September 13, 2007) and those of our affiliate, Tennessee Gas Pipeline (TGP) Company (refer to Questions 8 and 9 and related responses to TGP comment letter received November 6, 2008 and responded to on November 24, 2008).

Exhibit Index, page 47

7.
Please file complete copies of your material contracts filed as exhibits to your Form 10-K, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.A in your exhibit index.

Response
In future filings, we will file as exhibits complete copies of all material contracts, (including our credit agreements) required to be filed by Item 601 of Regulation S-K, including all exhibits, attachments and schedules thereto, except to the extent that any schedules or similar attachments to such agreements may be omitted pursuant to Item 601(b)(2) of Regulation S-K or to the extent that any portion of any such agreement, exhibit, attachment or schedule is subject to a request for confidential treatment.

In connection with providing these responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

   /s/ John R. Sult
John R. Sult
Senior Vice President, Chief
Financial Officer and Controller